EXHIBIT 12.1

MEDTRONIC, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the six months ended October 28, 2005 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 29, 2005, April 30, 2004, April 25, 2003, April 26, 2002, April 27, 2001 was computed based on Medtronic’s historical consolidated financial information.

	Six months ended October 28, 2005	Year ended April 29, 2005	Year ended April 30, 2004	Year ended April 25, 2003	Year ended April 26, 2002	Year ended April 27, 2001(1)

Earnings:
Income before extraordinary
items and cumulative
effect of accounting changes	$1,137.1	$1,803.9	$1,959.3	$1,599.8	$984.0	$1,046.0
Income taxes	119.4	739.6	837.6	741.5	540.2	503.4
Minority interest	(0.1)	(0.5)	2.5	(0.7)	3.0	1.4
Amortization of capitalized
interest	0.1	0.1	0.1	0.1	0.1	0.1
Capitalized interest(2)	(0.5)	(1.1)	—	(0.9)	(0.3)	(3.5)

	$1,256.0	$2,542.0	$2,799.5	$2,339.8	$1,527.0	$1,547.4

Fixed Charges:
Interest expense(3)	$49.8	$55.1	$56.5	$47.2	$45.2	$17.6

Capitalized interest(2)	0.5	1.1	—	0.9	0.3	3.5
Amortization of debt
issuance costs(4)	1.7	0.8	—	—	32.0	—
Rent interest factor(5)	12.8	23.8	21.0	18.0	16.3	15.5

	$64.8	$80.8	$77.5	$66.1	$93.8	$36.6

Earnings before income taxes
and fixed charges	$1,320.8	$2,622.8	$2,877.0	$2,405.9	$1,620.8	$1,584.0

Ratio of earnings to fixed
charges	20.4	32.5	37.1	36.4	17.3	43.3
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(1)	On December 21, 2000 Medtronic acquired PercuSurge, Inc. This acquisition was accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the merger.
(2)	Capitalized interest relates to construction projects in process.
(3)	Interest expense consists of interest on indebtedness.
(4)	Represents the amortization of debt issuance costs incurred in connection with (i) the Company’s completion of a $2,012.5 million private placement of 1.25% Contingent Convertible Debentures (Old Debentures) on September 17, 2001 and the completion of a $1,928.2 million private placement of 1.25% Contingent Convertible Debentures, Series B (New Debentures) on January 21, 2005 and (ii) the completion of the private placement of two tranches of Senior Notes on September 13, 2005, collectively the Senior Notes. The Company issued $400.0 million of Senior Notes at 4.375% due 2010 and $600.0 million of Senior Notes at 4.750% due 2015. As of October 28, 2005, $43.2 million of the Old Debentures, $1,928.2 million of the New Debentures and $1,000.0 million of the Senior Notes were outstanding.
(5)	Approximately one-third of rental expense is deemed representative of the interest factor.